Allianz Investment Management LLC
5701 Golden Hills Drive | Minneapolis Minnesota | 55416-1297

November 22, 2011

Sally Samuel, Senior Counsel
Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street NE
Washington, DC  20549

RE:	Post-Effective Amendment No. 10 to Registration Statement on Form N-1A

Allianz Variable Insurance Products Fund of Funds Trust (the “FOF Trust”)

File Nos. 333-119867 and 811-21624

Dear Ms. Samuel:

On November 9, 2011, you provided telephonic comments regarding the above-referenced post-effective amendment, filed September 30, 2011. This letter responds to your comments. Each comment is summarized below, followed by our response.

We include with this correspondence a revised draft of the registration statement showing redlined changes made in response to your comments. Subject to any additional comments, we will incorporate these changes and file the amended registration statement pursuant to Rule 485(b). If we have misstated any of your comments, or if you have additional comments, please let me know.

Comment:  The prospectus and SAI may not include language to the effect that investments in certain industries are not in an industry for purposes of determining industry concentration. You noted this is a new disclosure issue and asked that we confirm that the registration statement contains no such language.

Response:  The registration statement does not contain such language.

Comment:  The footnote to the Annual Fund Operating Expenses table regarding the operating expense limitation must identify who can terminate the contract after April 30, 2013, and must reflect that the Manager may recover previously waived expenses.

Response:  The redline draft reflects the requested changes, as applicable.

Comment:  The Fees and Expenses Example should reflect the expense reimbursement arrangement for the first year and disclose that fact.

Response:  The redline draft reflects the requested changes, as applicable.

Comment:  For the AZL MVP Fusion Balanced Fund, and for other funds as applicable, clarify under Principal Investment Strategies the allocation percentages for the equity, fixed income and MVP risk management strategies.

Response:  The redline draft reflects the requested changes, as applicable.

Comment:  Short sale expenses must be reflected in the Annual Fund Operating Expenses table under Other Expenses, if more than nominal.

Response:  The Funds currently are not expected to have reportable short sale expenses.

Comment:  Under More About the Funds – Overview, clarify that “you” and “your” refer to contract holders, not to the insurance company shareholders.

Response:  The redline draft reflects the requested changes.

Comment:   Under More About the Funds – the AZL Fusion Funds, clarify the difference between the Balanced and Moderate funds, and under More About the Funds – the AZL Index Strategy Funds, clarify the difference between the Balanced and Growth funds.

Response:  The redline draft reflects the requested changes.

Comment:  Consider whether additional Item 9 disclosure is necessary regarding the Underlying Funds of the AZL MVP BlackRock Global Allocation Fund and the AZL MVP Invesco Equity and Income Fund.

Response:  The redline draft, under More About the Funds, reflects requested changes with respect to the Underlying Fund of the AZL MVP BlackRock Global Allocation Fund. We determined that no additional disclosure is necessary with respect to the Underlying Fund of the AZL MVP Invesco Equity and Income Fund.

Comment:  Clarify that there are no subadvisers providing investment subadvisory services to the Funds of the Trust.

Response:  The redline draft reflects the requested changes under the heading Management – The Manager.

Comment:  Disclose the Manager’s compensation, as required by Item 10(a)(1)(ii)(A).

Response:  The redline draft reflects the requested changes under the heading Management – Management Fees.

Comment:  Disclose where to locate the discussion of the basis for the Board’s approval of investment management contracts, as required by Item 10(a)(1)(iii).

Response:  The redline draft provides this disclosure under the heading Management – The Manager.

Comment:  Include a statement that shares will not be priced on the days on which the NYSE is closed for trading, as required by Item 11(a)(3)(1).

Response:  The redline draft reflects the requested changes under the heading Shareholder Information – Pricing of Fund Shares.

Comment:  The file no. on the back cover must be in a type size smaller than that generally used in the prospectus.

Response:  The redline draft reflects the requested change.

Comment:  The Statement of Additional Information, pg. 4, states that there are twelve separate Funds, but the SAI only discusses six.

Response:  The Trust will be composed of twelve separate Funds; the redline draft clarifies that this SAI provides information regarding only six Funds.

Comment:  In the discussion of illiquid securities, at pg. 20 of the SAI, add disclosure with respect to what actions will be taken if a Fund exceeds the stated threshold on illiquid securities.

Response:  The redline draft reflects the requested changes.

Comment:  Trustee compensation from the Trust must be disclosed if it exceeds $60,000, not $120,000.

Response:  The redline draft reflects the requested change.

The Registrant acknowledges that the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing. Staff comments on the filing and changes to the filing following staff comments do not foreclose the Commission from taking an action with respect to the filing and does not relieve a Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing. The Registrant understands that it cannot raise the fact that the staff reviewed the filing as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Erik Nelson

Erik Nelson
763/765-7453
Erik.Nelson@AllianzLife.com